                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Frisch's Restaurants, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   358748 10 1
                                 (CUSIP Number)

                                Benjamin Nazarian
                              Pioneer Venture Fund
                              2000 Pasadena Avenue
                             Los Angeles, California
                                 (213) 223-1114
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                                  June 9, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Pioneer Venture Fund
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       370,151
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     370,151
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                370,151
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Union Communications Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                      147,012
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                    147,012
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               147,012
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            DBN Investment Company
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        0
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       15,704
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     15,704
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                15,704
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Benjamin Nazarian
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                PF, AF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        46,324
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       532,867
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     46,324
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     555,227
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                601,551
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Dr. Pejman Salimpour
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                              (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                PF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        22,360
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       0
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     22,360
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                22,360
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                    [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Neil Kadisha
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                PF, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        14,144
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       0
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     14,144
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                14,144
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                 [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 358748 10 1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Nippon Tex Inc. Profit Sharing Plan dated June 25, 1996
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                              (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                        [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF
       SHARES                        2,600
    BENEFICIALLY
                      --------- ------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                       0
       PERSON
        WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                     2,600
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                     0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                2,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.04%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 EP
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

         This Amendment No. 3 ("Amendment No. 3) amends the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on February 7, 1997, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by the Reporting Persons on March 24, 1997, and Amendment No. 2 thereto ("Amendment No. 2") filed by the Reporting Persons on May 16, 1997, and is being filed pursuant to Rule 13d-2 promulgated under the Exchange Act to reflect a material acquisition of beneficial ownership of the Common Stock as well as to amend Item 4 as set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by deleting the first two paragraphs and replacing them with the following:

         The total amount of funds required by PVF to purchase the Shares it owns directly was $4,802,358.10 and was furnished from (i) a loan from UCC in the amount of $1,801,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (ii) a loan from UCC in the amount of $280,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 13 and is incorporated herein by reference, (iii) a loan from UCC in the amount of $105,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 14 and is incorporated herein by reference, (iv) a loan from UCC in the amount of $210,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 16, and (v) margin loans from Prudential Securities Incorporated ("Prudential") and Lehman Brothers Inc. ("Lehman"), made by Prudential and Lehman in the ordinary course of their respective businesses. Copies of the Margin Agreements between PVF and each of Prudential and Lehman are attached hereto as Exhibits 3 and 17, respectively, and are incorporated herein by reference.

         The total amount of funds required by UCC to purchase the Shares it owns directly was $2,069,083.73 and was furnished from margin loans from Prudential and Lehman, made by Prudential and Lehman in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential and Lehman are attached hereto as Exhibits 4(a) and 4(b) respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by inserting the following between the first and second paragraphs:

         On June 9, 1997, PVF, on behalf of the Reporting Persons, delivered a letter to the Company's Board of Directors (the "Board") (i) informing the Board that the Reporting Persons plan to acquire more of the Common Stock, with the present intention of having beneficial ownership of over 10% of the Company's issued and outstanding Common Stock prior to August 8, 1997, the record date for the Company's Annual Meeting of Shareholders; and (ii) requesting the Board's prior approval, for the purposes of Chapter 1704 of the Ohio Revised Code (the "ORC"), of such an acquisition of Common Stock, in order to permit the Company to engage in "Chapter 1704. transactions," as defined under Section 1704.01(B) of the ORC, with the Reporting Persons.

         Chapter 1704. transactions are defined under the ORC to include, under specified circumstances, mergers or majority share acquisitions, the purchase of assets, the issuance or transfer of shares of the corporation, and various other types of transactions. Section 1704.02 of the ORC provides that an issuing public corporation may not engage in a Chapter 1704. transaction with an "interested shareholder," defined as a person having beneficial ownership of ten percent or more of an issuing public corporation's issued and outstanding shares of voting stock, for a period of three years from the date that person first becomes an interested shareholder of the corporation (the "share acquisition date"), unless the directors of the corporation have approved the share acquisition or the Chapter 1704. transaction in advance of the share acquisition date.

         While the Reporting Persons do not presently anticipate that they will seek to engage in such transactions with the Company in the near future, they have asked that the Board approve their planned acquisition of over ten percent of the Common Stock, so that they may not be foreclosed from doing so if circumstances arise which make their engaging in any such transactions desirable.


Item 5.  Interest in Securities of the Issuer.

         (a) Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

         The Reporting Persons beneficially own an aggregate of 618,295 Shares. Based on information contained in the Company's

Quarterly Report on Form 10-Q filed with the Securities and Exchange
Commission on April 22, 1997, the Shares held by the Reporting Persons represent approximately 8.6% of the outstanding Shares.

         PVF beneficially owns 370,151 Shares, representing approximately 5.2% of the outstanding Shares. UCC beneficially owns 147,012 Shares, representing approximately 2.1% of the outstanding Shares. DBN beneficially owns 15,704 Shares, representing approximately 0.2% of the outstanding Shares. Nazarian directly owns 46,324 Shares, representing approximately 0.6% of the outstanding Shares. Salimpour beneficially owns 22,360 Shares, representing approximately 0.3% of the outstanding Shares. Kadisha beneficially owns 14,144 Shares, representing approximately 0.2% of the outstanding Shares. Nippon PSP beneficially owns 2,600 Shares, representing approximately 0.04% of the outstanding Shares.

         By reason of the control Nazarian exercises with respect to the investments of PVF, UCC and DBN, as described in Item 6, Nazarian may be deemed under Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934 (the "Exchange Act") to own beneficially all of the Shares owned by PVF, UCC and DBN. By reason of a limited power of attorney executed by Salimpour giving Nazarian certain powers as described in Item 6, Nazarian may be deemed under Rule 13d-3 to own beneficially all of the Shares which Salimpour beneficially owns. Thus, Nazarian may be deemed to have beneficial ownership of 601,551 Shares, representing approximately 8.4% of the outstanding Shares.

         (c) Item 5(c) of the Schedule 13D is hereby amended to add the listing of all transactions in the Common Stock effected by the Reporting Persons from May 16, 1997, the date of filing of Amendment No. 2, through June 6, 1997. Such listing is set forth on the attached Exhibit 20, which is incorporated herein by reference. All transactions listed were made through brokers in open market transactions effected on the American Stock Exchange.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 20 Schedule of transactions in the Common Stock by the Reporting Persons from May 16, 1997 through June 6, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1997


                                            PIONEER VENTURE FUND


                                            By: /s/ Benjamin Nazarian
                                               -----------------------
                                            Name: Benjamin Nazarian
                                            Title: General Partner




                                            UNION COMMUNICATIONS COMPANY


                                            By:           *
                                               -----------------------
                                            Name: Parviz Nazarian
                                            Title: General Partner




                                            DBN INVESTMENT COMPANY


                                            By: /s/ Benjamin Nazarian
                                               -----------------------
                                            Name: Benjamin Nazarian
                                            Title: General Partner




                                            /s/ Benjamin Nazarian
                                            --------------------------
                                               Benjamin Nazarian




                                                       *
                                            --------------------------
                                              Dr. Pejman Salimpour

                                                       *
                                            --------------------------
                                            Neil Kadisha




                                            NIPPON TEX INC. PROFIT SHARING
                                            PLAN DATED JUNE 25, 1996


                                            By:        *
                                            --------------------------
                                            Name:  Eli Sassouni
                                            Title:  Trustee




                                            * By:  /s/ Benjamin Nazarian
                                                 -----------------------
                                                   Benjamin Nazarian
                                                   Attorney-in-Fact